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ROBERT G. DELAMATER
CHUN WEI

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02060533

December 12, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being

HONGKONG: 42312.20

Dlw 12/18

furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8622; facsimile: 852-2522-2280).

Very truly yours,

Jacob Shek

(Enclosure)

cc: Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
Ling Yang
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

December 12, 2002

A. Announcement in relation to Strategic Investment Agreement between Tsingtao and Anheuser-Busch Companies, Inc ("A-B") by way of subscription by A-B of mandatorily convertible Convertible Bonds to be issued by Tsingtao; Application for the Whitewash Waiver; Minimum percentage of public float of Tsingtao; Connected Transaction; and Dispatch of Circular, dated December 6, 2002.

B. Notice of the EGM; Ordinary Resolutions; Special Resolutions, dated December 9, 2002.

C. Notice of the H Shares EGM; Special Resolutions, dated December 9, 2002.

File No.: 82-4021
Document A

SINCE 1903

青島啤酒股份有限公司
TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

Strategic Investment Agreement between Tsingtao and A-B by way of subscription by A-B of mandatorily convertible Convertible Bonds to be issued by Tsingtao

Application for the Whitewash Waiver

Minimum percentage of public float of Tsingtao

Connected Transaction

Dispatch of Circular

The Directors wish to announce that the circular containing information regarding the Strategic Investment Agreement, the incidental amendments made to the Articles of Association of Tsingtao, the Whitewash Waiver, the recommendation of the Independent Board Committee, the letter from the independent financial adviser and the notices convening the EGM, H Shares EGM and the A Shares EGM, will be dispatched on 9 December 2002.

The Directors also wish to update and to provide further particulars regarding the Strategic Investment Agreement and the Whitewash Waiver.

Reference is made to Tsingtao's announcement dated 23 October 2002 (the "Announcement") in relation to the Strategic Investment Agreement with A-B. Unless otherwise stated, terms used in this announcement will have the same meanings as those defined in the Announcement.

DISPATCH OF CIRCULAR

The circular containing information regarding the Strategic Investment Agreement (including but not limited to the Convertible Bonds, the exercise by A-B of its anti-dilution rights under the Strategic Investment Agreement and the voting trust arrangement between

A-B and Parent), the incidental amendments made to the Articles of Association of Tsingtao, the Whitewash Waiver, the recommendation of the Independent Board Committee in relation to the terms of the Strategic Investment Agreement and the Whitewash Waiver, the letter from the independent financial adviser, DBS Asia Capital Limited, in relation to the terms of the Strategic Investment Agreement and the Whitewash Waiver (the "Circular"), will be dispatched on 9 December 2002.

Copies of the notices of the EGM, H Shares EGM and the A Shares EGM to be convened on 23 January 2003 are set out in the Circular.

Shareholders and public investors are advised to consider the recommendation of the Independent Board Committee and the letter from the independent financial adviser, DBS Asia Capital Limited, in relation to the terms of the Strategic Investment Agreement and the Whitewash Waiver before voting at the relevant general meeting and class meetings to be convened.

WHITEWASH WAIVER

The Executive has indicated that it will grant the Whitewash Waiver to Parent, A-B and parties acting in concert with any one of them, from the obligation to make an unconditional general offer on each of Tranche I Conversion, Tranche II Conversion and Tranche III Conversion, for all the issued Shares not already owned or agreed to be acquired by them, subject to the approval of the Independent Shareholders on a vote taken by way of a poll at the EGM.

The results of the EGM, the H Shares EGM and the A Shares EGM are scheduled to be announced in newspaper on 24 January 2003.

PUBLIC FLOAT OF H SHARES

Tsingtao will make an application to the Stock Exchange for a waiver from strict compliance with Rule 19A.14(2)(a)(i) of the Listing Rules, which requires that all H Shares must be held by the public except as otherwise permitted by the Stock Exchange. Tranche I and Tranche II Closings and other transactions contemplated under the Strategic Investment Agreement are subject to the granting of such waiver.

Tsingtao will make further announcement in relation to this subject matter in due course.

CSRC WAIVER

Tsingtao is seeking CSRC's view on the application of the PRC Administrative Measures to the Strategic Investment Agreement and the transactions contemplated therein. It is possible that a waiver may be required on the part of Parent and A-B as parties acting in concert (as defined therein) from the requirement to make a general offer pursuant to the PRC Administrative Measures.

Appropriate announcement will be made relating to any such waiver if and when necessary.

BOOK CLOSURE

In order to determine the list of Shareholders who are entitled to attend the EGM and the H Shares EGM, the Register of Members for H Shares of Tsingtao will be closed from 25 December 2002 to 23 January 2003 (both days inclusive).

By Order of the Board
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, 6 December 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in South China Morning Post.

File No.: 82-4021
Document B

青島啤酒股份有限公司
TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

NOTICE OF THE EGM

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Tsingtao Brewery Company Limited (the "Company") will be held at the Conference Room, Tsingtao Beer Technology and Research Centre, No. 195 Hong Kong Road East, Qingdao, the People's Republic of China on Thursday, 23 January 2003 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**:

   (a) the conditional strategic investment agreement (the "Strategic Investment Agreement", a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) dated 21 October 2002 made between the Company and Anheuser-Busch Companies, Inc. ("A-B"), pursuant to which, among other things, the Company agreed to issue, and A-B agreed to subscribe for, in tranches, the convertible bonds (the "Convertible Bonds") in an aggregate principal amount of HK$1,416,195,342.00, which are mandatorily convertible into 308,219,178 ordinary shares of RMB1.00 each in the capital of the Company subscribed for and traded in Hong Kong dollars ("H Shares") (subject to adjustment), details of which are set out in a circular (the "Circular") issued by the Company to shareholders dated 9 December 2002, be and is hereby approved, ratified and confirmed;

   (b) all other transactions contemplated under the Strategic Investment Agreement (including, without limitation, the Company entering into the Voting Trust Agreement and any anti-dilution rights to which A-B is entitled, details of which are set out in the Circular) be and are hereby generally and unconditionally approved; and

   (c) the directors of the Company be and they are hereby authorised on behalf of the Company to sign, seal, execute, perfect and deliver all such documents and deeds and do all such acts, matters and things as they may in their absolute discretion consider necessary or desirable for the purpose of and in connection with the implementation of the Strategic Investment Agreement and to make and agree such variations of the terms of the Strategic Investment Agreement as they may in their absolute discretion consider to be necessary or desirable and in the interests of the Company."

2. "**THAT** conditionally upon the Ordinary Resolution No.1 set out in the notice (the "Notice") of the Extraordinary General Meeting of the Company dated 9 December 2002 being passed (of which this resolution forms part), and pursuant to "Note 1 on dispensations from Rule 26" of the Hong Kong Code on Takeovers and Mergers (the "Code"), the granting of a waiver by the Executive (as defined in the Code) to the Qingdao State-Owned Assets Administration Office ("Parent"), A-B and parties acting in concert with them of the obligation to make any general offer for shares of the Company held by shareholders of the Company (other than those held by Parent, A-B and parties acting in concert with them at the relevant time) which would otherwise arise under Rule 26 of the Code as a result of the allotment and issue of H Shares (subject to adjustment) upon conversion of the Convertible Bonds in accordance with the terms and conditions of the Strategic Investment Agreement be and is hereby approved."

SPECIAL RESOLUTIONS

1. "**THAT** subject to the passing of the Ordinary Resolutions No.1 and No.2 set out in the Notice, of which this resolution forms part, and the obtaining of the relevant governmental approvals as set out in the Strategic Investment Agreement,

    (a) the Directors be and are hereby authorised to issue to A-B or its nominees the Convertible Bonds in the aggregate principal amount of HK$1,416,195,342.00; and

    (b) the Directors be authorised to increase the registered capital of the Company to reflect the issues of shares in the Company authorised under the Special Resolution No. 2 below and to make appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company."

2. "**THAT** subject to the passing of Special Resolution No.1 above and Special Resolution 3 below and conditionally on (i) approvals being granted by the holders of H Shares by way of resolution at a class meeting of the holders of H Shares and the holders of A Shares by way of resolution at a class meeting of holders of A Shares; and (ii) the issue of the Convertible Bonds, the Directors be and are hereby authorised to issue such number of H Shares of RMB1.00 each as may be required to be issued pursuant to the conversion of the Convertible Bonds."

3. "**THAT** subject to the passing of Special Resolutions No.1 and No.2 above, the shareholders hereby, for the avoidance of doubt, waive their pre-emptive rights (if any) over any Convertible Bonds."

4. "**THAT** subject to the passing of Special Resolutions No.1, No.2 and No.3 above, the proposed amendments to the Articles of the Association of the Company (a copy of the text of the proposed amendments which has been produced to this meeting marked "B" and signed by the chairman of this meeting for the purpose of identification) which are made incidental to the performance of the Strategic Investment Agreement and the issue of the Convertible Bonds, details of which are set out in the Circular, be and are hereby approved and confirmed, and the Directors be and are hereby authorised to modify the wordings in the Articles of Association as appropriate and to do all acts may be necessary or desirable to give effect to the amendments pursuant to the requirements (if any) of the relevant governmental authorities."

By Order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
9 December 2002

Office address:
Tsingtao Beer Tower
May Fourth Square, Hong Kong Road, Central
Qingdao, Shandong Province
People's Republic of China
266071

Notes:

1. The Qingdao State-Owned Assets Administration Office, Anheuser-Busch Companies, Inc and any of their associates and persons acting in concert with any of them in relation to the Company for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Code on Takeovers and Mergers will abstain from voting on the Ordinary Resolutions numbered 1 and 2 above.

2. The Ordinary Resolutions to be proposed at the Extraordinary General Meeting will be taken by way of a poll.

3. Details of the proposed amendments to the Articles of Association of the Company as referred to in the Special Resolution above are set out in the circular of the Company dated 9 December 2002.

4. Holders of domestic shares (or A shares) and overseas listed foreign shares (or H shares) of the Company who at the close of trading in the afternoon on 24 December 2002, are registered on the Register of Members of the Company shall have the right to attend the Extraordinary General Meeting. In order to determine the list of shareholders who are entitled to attend the Extraordinary General Meeting, the Register of Members for H Shares of the Company will be closed from 25 December 2002 to 23 January 2003 (both days inclusive).

5. Shareholders who intend to attend the Extraordinary General Meeting are asked to lodge the completed and signed reply slip for attendance with the Secretarial Office of the Board of Directors of the Company to be received on or before 3 January 2003 by hand, by post or by facsimile. For the written reply, please use the "Reply Slip for Attending the Extraordinary General Meeting" enclosed with this notice or a copy thereof. The written reply will not affect the right of the shareholders to attend and vote at the Extraordinary General Meeting as mentioned in Note 4 above. Please refer to the "Proxy Form for use at the Extraordinary General Meeting" enclosed herewith for further instruction.

6. Each shareholder having the right to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his proxy) shall be entitled to one vote for each share held.

7. Shareholders shall appoint a proxy in writing (i.e. by using the "Proxy Form for use at Extraordinary General Meeting" ("Proxy Form") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. If the person appointing the proxy is a legal person, then the Proxy Form shall be under seal or be signed by its director or a duly authorised attorney. To be valid, the Proxy Form and notarially certified power of attorney or other documents of authorisation must be delivered either to the Secretarial Office of the Board of Directors of the Company at Room 1603, Tsingtao Beer Tower, May Fourth Square, Hong Kong Road, Central, Qingdao, Shandong Province, People's Republic of China, 266071 or with the Company's H Shares registrar, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting.

8. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which their names stand in the register of members of the Company.

9. Shareholders or their proxies shall present proofs of their identity upon attending the meeting. Should a proxy be appointed, the proxy shall also present his form of proxy.

10. Those who attend the meeting shall bear their own travelling and accommodation expenses.

File No.: 82-4021
Document C

青島啤酒股份有限公司
TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

NOTICE OF THE H SHARES EGM

NOTICE IS HEREBY GIVEN that a Class Meeting of the holders of ordinary shares of RMB1.00 each in the capital of Tsingtao Brewery Company Limited (the "Company") subscribed for and traded in Hong Kong dollars ("H Shares") will be held at the Conference Room, Tsingtao Beer Technology and Research Centre, No. 195 Hong Kong Road East, Qingdao, the People's Republic of China, on Thursday, 23 January 2003 at 9:40 a.m. (or as soon thereafter as the Extraordinary General Meeting of the Company convened on the same date and at the same place shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTIONS

1. "**THAT** subject to the passing of the Ordinary Resolutions No.1 and No.2 set out in the notice of the Extraordinary General Meeting of the Company dated 9 December 2002 (the "EGM Notice"), and the obtaining of the relevant governmental approvals as set out in the Strategic Investment Agreement (as defined in the EGM Notice),
   (a) the Directors be and are hereby authorised to issue to A-B (as defined in the EGM Notice) or its nominees the Convertible Bonds (as defined in the EGM Notice) in the aggregate principal amount of HK$1,416,195,342.00; and
   (b) the Directors be authorised to increase the registered capital of the Company to reflect the issues of shares in the Company authorised under Special Resolution No. 2 below and to make appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company.
2. "**THAT** subject to the passing of Special Resolution No.1 above and Special Resolution 3 below and conditionally on (i) approvals being granted by the holders of H Shares by way of resolution at a class meeting of the holders of H Shares and the holders of A Shares by way of resolution at a class meeting of holders of A Shares; and (ii) the issue of the Convertible Bonds, the Directors be and are hereby authorised to issue such number of H Shares of RMB1.00 each as may be required to be issued pursuant to the conversion of the Convertible Bonds."
3. "**THAT** subject to the passing of Special Resolutions No.1 and No.2 above, the shareholders hereby, for the avoidance of doubt, waive their pre-emptive rights (if any) over any Convertible Bonds."
4. "**THAT** subject to the passing of Special Resolutions No.1, No.2 and No.3 above, the proposed amendments to the Articles of the Association of the Company (a copy of the text of the proposed amendments which has been produced to this meeting marked "A" and signed by the chairman of this meeting for the purpose of identification) which are made incidental to the performance of the Strategic Investment Agreement and the issue of the Convertible Bonds, details of which are set out in the Circular, be and are hereby approved and confirmed, and the Directors be and are hereby authorised to modify the wordings in the Articles of Association as appropriate and to do all acts may be necessary or desirable to give effect to the amendments pursuant to the requirements (if any) of the relevant governmental authorities."

By Order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
9 December 2002

Office address:
Tsingtao Beer Tower
May Fourth Square, Hong Kong Road, Central
Qingdao, Shandong Province
People's Republic of China
266071

Notes:

1. Details of the proposed amendments to the Articles of Association of the Company as referred to in the Special Resolution above are set out in the circular of the Company dated 9 December 2002.
2. Holders of overseas listed foreign shares (or H shares) of the Company who at the close of trading in the afternoon on 24 December 2002, are registered on the Register of Members of the Company shall have the right to attend the H Shares EGM. In order to determine the list of shareholders who are entitled to attend the H Shares EGM, the Register of Members for H Shares of the Company will be closed from 25 December 2002 to 23 January 2003 (both days inclusive).
3. Shareholders who intend to attend the H Shares EGM are asked to lodge the completed and signed reply slip for attendance with the Secretarial Office of the Board of Directors of the Company to be received on or before 3 January 2003 by hand, by post or by facsimile. For the written reply, please use the "Reply Slip for Attending the H Shares EGM" enclosed with this notice or a copy thereof. The written reply will not affect the right of the shareholders to attend and vote at the H Shares EGM as mentioned in Note 2 above. Please refer to the "Proxy Form for use at the H Shares EGM" enclosed herewith for further instruction.
4. Each shareholder having the right to attend and vote at the H Shares EGM may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his proxy) shall be entitled to one vote for each share held.
5. Shareholders shall appoint a proxy in writing (i.e. by using the "Proxy Form for use at H Shares EGM" ("Proxy Form") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. If the person appointing the proxy is a legal person, then the Proxy Form shall be under seal or be signed by its director or a duly authorised attorney. To be valid, the Proxy Form and notarially certified power of attorney or other documents of authorisation must be delivered either to the Secretarial Office of the Board of Directors of the Company at Room 1603, Tsingtao Beer Tower, May Fourth Square, Hong Kong Road, Central, Qingdao, Shandong Province, People's Republic of China, 266071 or with the Company's H Shares registrar, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the H Shares EGM.
6. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which their names stand in the register of members of the Company.
7. Shareholders or their proxies shall present proofs of their identity upon attending the meeting. Should a proxy be appointed, the proxy shall also present his form of proxy.
8. Those who attend the meeting shall bear their own travelling and accommodation expenses.